July 25, 2007
Ms. Yong Kim
Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Kim,
We have received the Staff’s letter dated July 9, 2007 regarding the True Religion Apparel, Inc. Form 10-K filed March 27, 2007 File No. 0-51483.
Based on our telephone conversation today, I understand that True Religion Apparel, Inc. will file our response to the letter by August 17, 2007. In addition, the Company will incorporate the comments from the Staff’s letter in our upcoming 10-Q for the quarter ended June 30, 2007.
I appreciate your assistance in this matter. Please contact me at (323) 266-3072, ext. 483 if you have any questions.
Sincerely,
True Religion Apparel, Inc.
/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer